FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2018	By……/s/……………Eiji Shimizu………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2017

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2017

January 30, 2018

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)		Year ended December 31, 2017	Year ending December 31, 2018	Change(%)

Net sales	¥4,080,015	¥3,401,487	+	19.9	$36,106,327	¥4,300,000	+	5.4
Operating profit	331,479	228,866	+	44.8	2,933,442	420,000	+	26.7
Income before income taxes	353,884	244,651	+	44.6	3,131,717	420,000	+	18.7
Net income attributable to Canon Inc.	¥241,923	¥150,650	+	60.6	$2,140,912	¥280,000	+	15.7

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥222.88	¥137.95	+	61.6	$1.97	¥259.32	+	16.3
- Diluted	222.88	137.95	+	61.6	1.97	-		-

	Actual
	As of December 31, 2017	As of December 31, 2016	Change(%)		As of December 31, 2017
Total assets	¥5,198,291	¥5,138,529	+	1.2	$46,002,575

Canon Inc. shareholders’ equity	¥2,870,630	¥2,783,129	+	3.1	$25,403,805

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 113= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 29, 2017, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2017 in Review

Looking back at the global economy in 2017, the U.S. economy continued to grow steadily as employment conditions and corporate earnings improved. In Europe, the economy remained stable as unemployment rates decreased and capital investment increased due to strong exports. The Chinese economy rallied due to public investments while the economies of emerging countries realized moderate recovery as the economies of Russia and Brazil bottomed out owing to the rising price of natural resources. In Japan, corporate earnings improved and consumer spending showed signs of recovery. As a result, the global economy overall continued to recover more robustly than was expected at the beginning of the year.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers remained at around the same level as the previous year. While demand for cameras shrank moderately, demand for inkjet printers increased from the previous year with the economies recovering in emerging countries. Additionally, there was solid demand for medical equipment, mainly outside of Japan. Within the Industry and Others sector, demand for flat panel display (FPD) lithography equipment and manufacturing equipment for organic LED (OLED) panels enjoyed strong growth and the demand for network camera also enjoyed solid growth.

The average value of the yen during the year was ¥112.13 against the U.S. dollar, a year-on-year depreciation of approximately ¥4, and ¥126.69 against the euro, a year-on-year depreciation of approximately ¥6.

During 2017, unit sales of office MFDs increased compared with the previous year due to the expanded sales of color models. Additionally, unit sales of laser printers increased compared with the previous year, supported by the steady sales of newly launched models, as demand recovered in emerging countries. While unit sales of interchangeable-lens digital cameras decreased compared with the previous year, unit sales of digital compact cameras remained at around the same level amid the shrinking market, owing to increased sales of high-value-added models. Looking at inkjet printers, unit sales increased compared with the previous year, thanks to such factors as strong sales of newly launched home-use models and refillable ink tank models for emerging countries. Additionally, sales of semiconductor lithography equipment, FPD lithography equipment, and manufacturing equipment for OLED panels exceeded those of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily in response to the growing market. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (TMSC) (Canon Medical Systems Corporation as of January 4th, 2018), net sales for the year increased by 19.9% year on year to ¥4,080.0 billion. Although the gross profit ratio decreased by 0.4 points to 48.8% due to the effect of the product mix, gross profit increased by 19.0% year on year to ¥1,992.7 billion, thanks to such factors as the increase in sales and continuous cost reduction efforts. Operating expenses increased by 15.0% year on year, mainly due to impairment loss on goodwill of commercial printing business in Office Business Unit and the impact of acquiring TMSC. As a result, operating profit increased by 44.8% to ¥331.5 billion. Adjusted operating profit, which excludes impairment losses on goodwill from operating profit as they are considered nonrecurring charges, increased by 59.7% to ¥365.4 billion. Other income (deductions) increased by ¥6.6 billion mainly due to gain on securities contributed to retirement benefit trust and foreign currency exchange losses while income before income taxes increased by 44.6% year on year to ¥353.9 billion and net income attributable to Canon Inc. increased by 60.6% to ¥241.9 billion.

Basic net income attributable to Canon Inc. shareholders per share for the year was ¥222.88, a year-on-year increase of ¥84.93.

Results by Segment

Looking at Canon’s full-year performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the previous year and achieved higher growth than the market average, supported by steady sales of next-generation color models designed to strengthen the product lineup such as the newly launched color A3 (12”x18”) imageRUNNER ADVANCE C3500 series for small- and medium-size offices. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press that offers superior low-running-cost performance, increased. As for laser printers, sales of both hardware and consumables increased from the previous year, supported by steady sales of new models that achieve low power consumption and compact body designs. These factors resulted in total sales for the business unit of ¥1,865.9 billion, a year-on-year increase of 3.2%, while operating profit totaled ¥180.6 billion, a year-on-year increase of 6.6%. Adjusted operating profit, which excludes impairment losses on goodwill from operating profit, increased by 26.6% to ¥214.6 billion.

Within the Imaging System Business Unit, while the pace of decline in demand for interchangeable-lens digital cameras is gradually decelerating, the sales of the advanced-amateur-models —including the EOS 6D Mark II—enjoyed solid demand, allowing Canon to maintain the top share, mainly in the United States, Europe, and Japan. As for compact-system cameras, the advanced-amateur-model EOS M6 and the entry-level EOS M100 enjoyed strong demand. As for digital compact cameras, amid the shrinking market, unit sales remained at the same level as the previous year, supported by the increased sales of such high-value-added models as the newly launched G9 X Mark II—part of the high-image-quality PowerShot G-series lineup. As for inkjet printers, the newly designed home-use TS-series, refillable ink tank models targeting emerging countries and the imagePROGRAF PRO series of large format inkjet printer targeting the professional photo and graphic art markets enjoyed strong demand, resulting in unit sales increasing from the previous year. As a result, sales for the business unit increased by 3.7% year on year to ¥1,136.2 billion, while operating profit totaled ¥175.9 billion, a year-on-year increase of 21.8%.

Within the Medical System Business Unit, TMSC’s computed tomography (CT) products increased the sales and maintained the top share in the Japanese market thanks to the solid sales of the newly launched Aquilion Precision CT scanner, which delivers the industry’s highest level of high-resolution imaging. As for diagnostic ultrasound systems, sale of the Aplio i-series, which delivers proprietary high-resolution imaging technology, remained firm. As a result, sales for the business unit totaled ¥436.2 billion, while operating profit totaled ¥22.5 billion.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED panels increased significantly in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, amid increasing market demand, Axis enjoyed solid sales, resulting in a considerable sales increase compared with the previous year. Consequently, sales for the business unit increased by 25.2% year on year to ¥731.7 billion, while operating profit grew by ¥49.3 billion from the previous year to ¥56.8 billion.

Cash Flow

During 2017, cash flow from operating activities totaled ¥590.6 billion, an increase of ¥90.3 billion compared with the previous year, mainly owing to improvements in profitability. Cash flow from investing activities decreased by ¥672.1 billion year on year to ¥165.0 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥425.5 billion, an increase of ¥762.4 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥340.5 billion, mainly owing to the dividend payout, the repurchasing of treasury stock and the repayment of long-term debt.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents increased by ¥91.6 billion to ¥721.8 billion from the end of the previous year.

Outlook

As for the outlook for 2018, the U.S. economy is expected to recover stronger as corporate earnings and capital investments steadily improve thanks to tax reform. The European economy is expected to recover slowly due to increasing uncertainty surrounding the U.K.’s decision to leave the EU, although consumer spending is expected to remain stable due to solid employment conditions. Looking at China, the economy is expected to stabilize through public investments and solid consumer spending. Emerging economies, including Southeast Asia, are expected to continue to grow due to strong exports. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by improved employment conditions and consumer spending. Overall, the global economy is expected to continue achieving moderate growth, despite such concerns as increasing geopolitical risks.

In the businesses in which Canon is involved, for office MFDs, demand for color models is expected to grow moderately and make up for the contraction of the market for monochrome models, leading to the same level of demand overall compared with the previous year. Looking at the laser printer market, although the demand in developed countries is expected to decrease, demand in emerging countries continues to recover, resulting in overall demand remaining at the same level as the previous year. For interchangeable-lens digital cameras, demand is expected to decrease moderately. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models, despite solid demand for high-value-added models. With regard to inkjet printers, demand is expected to continue to exceed that of the previous year. As for the medical equipment market, demand is expected to remain firm in response to replacement demand for medical equipment in developed countries, increasing medical needs associated with population growth in emerging countries and changes in the prevalence of diseases. Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to enjoy healthy growth due to the increase in demand for memory devices used in data centers and mobile devices. The outlook for FPD lithography equipment and OLED panel manufacturing equipment points to continued active capital investment by panel manufacturers, which is expected to increase demand. The network camera market is also expected to grow in response to the increasing use of network cameras for diverse applications in such areas as marketing support in addition to disaster monitoring and crime prevention applications.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥130 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and depreciation of approximately ¥3 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the current economic forecast, Canon projects full-year consolidated net sales in 2018 of ¥4,300.0 billion, a year-on-year increase of 5.4%; operating profit of ¥420.0 billion, a year-on-year increase of 26.7%; income before income taxes of ¥420.0 billion, a year-on-year increase of 18.7%; and net income attributable to Canon Inc. of ¥280.0 billion, a year-on-year increase of 15.7%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2017	As of December 31, 2016	Change
ASSETS
Current assets:
Cash and cash equivalents	721,814	630,193	91,621
Short-term investments	1,965	3,206	(1,241)
Trade receivables, net	650,872	641,458	9,414
Inventories	570,033	560,736	9,297
Prepaid expenses and other current assets	287,965	264,155	23,810

Total current assets	2,232,649	2,099,748	132,901
Noncurrent receivables	35,444	29,297	6,147
Investments	48,320	73,680	(25,360)
Property, plant and equipment, net	1,126,620	1,194,976	(68,356)
Intangible assets, net	420,972	446,268	(25,296)
Goodwill	936,722	936,424	298
Other assets	397,564	358,136	39,428

Total assets	5,198,291	5,138,529	59,762

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	39,328	1,850	37,478
Trade payables	380,654	372,269	8,385
Accrued income taxes	77,501	30,514	46,987
Accrued expenses	330,188	304,901	25,287
Other current liabilities	281,809	273,835	7,974

Total current liabilities	1,109,480	983,369	126,111
Long-term debt, excluding current installments	493,238	611,289	(118,051)
Accrued pension and severance cost	365,582	407,200	(41,618)
Other noncurrent liabilities	133,816	142,049	(8,233)

Total liabilities	2,102,116	2,143,907	(41,791)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,386	401,385	1
Legal reserve	66,879	66,558	321
Retained earnings	3,429,312	3,350,728	78,584
Accumulated other comprehensive income (loss)	(143,228)	(199,881)	56,653
Treasury stock, at cost	(1,058,481)	(1,010,423)	(48,058)

Total Canon Inc. shareholders’ equity	2,870,630	2,783,129	87,501
Noncontrolling interests	225,545	211,493	14,052

Total equity	3,096,175	2,994,622	101,553

Total liabilities and equity	5,198,291	5,138,529	59,762

	Millions of yen
	As of December 31, 2017	As of December 31, 2016
Notes:
1. Allowance for doubtful receivables	13,378	11,075
2. Accumulated depreciation	2,638,055	2,578,342
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	30,208	(13,960)
Net unrealized gains and losses on securities	5,484	15,251
Net gains and losses on derivative instruments	(180)	(2,742)
Pension liability adjustments	(178,740)	(198,430)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2016	Change(%)
Net sales	1,120,291	965,173	+	16.1
Cost of sales	573,730	505,066

Gross profit	546,561	460,107	+	18.8
Operating expenses:
Selling, general and administrative expenses	346,804	305,987
Research and development expenses	86,809	73,952
Impairment losses on goodwill	33,912	-

	467,525	379,939

Operating profit	79,036	80,168	-	1.4
Other income (deductions):
Interest and dividend income	1,478	1,178
Interest expense	(236)	(219)
Other, net	8,239	(8,492)

	9,481	(7,533)

Income before income taxes	88,517	72,635	+	21.9
Income taxes	28,776	22,751

Consolidated net income	59,741	49,884
Less: Net income attributable to noncontrolling interests	5,138	5,054

Net income attributable to Canon Inc.	54,603	44,830	+	21.8

Note

Canon includes “Adjusted operating profit,” which is a non-U.S. GAAP measure, in its disclosure. We believe this measure helps investors better understand Canon’s recurring business performance. A reconciliation from Operating profit to Adjusted operating profit is set forth on the following table.

Reconciliation from Operating profit to Adjusted operating profit

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2016
Operating profit	79,036	80,168
Impairment losses on goodwill	33,912	-

Adjusted operating profit	112,948	80,168

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of income

Results for the fiscal year	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)

Net sales	4,080,015	3,401,487	+ 19.9
Cost of sales	2,087,324	1,727,654
Gross profit	1,992,691	1,673,833	+ 19.0

Operating expenses:
Selling, general and administrative expenses	1,297,247	1,142,591
Research and development expenses	330,053	302,376
Impairment losses on goodwill	33,912	-

	1,661,212	1,444,967

Operating profit	331,479	228,866	+ 44.8
Other income (deductions):
Interest and dividend income	6,012	4,762
Interest expense	(818)	(1,061)
Other, net	17,211	12,084

	22,405	15,785

Income before income taxes	353,884	244,651	+ 44.6
Income taxes	98,024	82,681

Consolidated net income	255,860	161,970
Less: Net income attributable to noncontrolling interests	13,937	11,320

Net income attributable to Canon Inc.	241,923	150,650	+ 60.6

Note

Canon includes “Adjusted operating profit,” which is a non-U.S. GAAP measure, in its disclosure. We believe this measure helps investors better understand Canon’s recurring business performance. A reconciliation from Operating profit to Adjusted operating profit is set forth on the following table.

Reconciliation from Operating profit to Adjusted operating profit
	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016
Operating profit	331,479	228,866
Impairment losses on goodwill	33,912	-

Adjusted operating profit	365,391	228,866

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2016	Change(%)

Consolidated net income	59,741	49,884	+ 19.8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	9,001	189,007
Net unrealized gains and losses on securities	(4,859)	5,184
Net gains and losses on derivative instruments	909	(4,514)
Pension liability adjustments	20,975	(72,975)

	26,026	116,702

Comprehensive income (loss)	85,767	166,586	- 48.5
Less: Comprehensive income attributable to noncontrolling interests	7,731	5,584

Comprehensive income (loss) attributable to Canon Inc.	78,036	161,002	- 51.5

Results for the fiscal year	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)

Consolidated net income	255,860	161,970	+ 58.0
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	47,090	(107,666)
Net unrealized gains and losses on securities	(9,362)	997
Net gains and losses on derivative instruments	2,588	(2,948)
Pension liability adjustments	21,207	(70,355)

	61,523	(179,972)

Comprehensive income (loss)	317,383	(18,002)	-
Less: Comprehensive income attributable to noncontrolling interests	18,807	1,745

Comprehensive income (loss) attributable to Canon Inc.	298,576	(19,747)	-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2017	Three months ended December 31, 2016	Change(%)
Office	493,199	485,850	+	1.5
Imaging System	340,920	324,742	+	5.0
Medical System	103,682	-		-
Industry and Others	205,284	175,634	+	16.9
Eliminations	(22,794)	(21,053)		-

Total	1,120,291	965,173	+	16.1

	Millions of yen
Sales by region	Three months ended December 31, 2017	Three months ended December 31, 2016	Change(%)
Japan	242,692	205,096	+	18.3
Overseas:
Americas	303,277	267,467	+	13.4
Europe	289,104	262,324	+	10.2
Asia and Oceania	285,218	230,286	+	23.9

	877,599	760,077	+	15.5

Total	1,120,291	965,173	+	16.1

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the three months ended December 31, 2016 were not restated since they were not material.

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)
Office	1,865,928	1,807,819	+	3.2
Imaging System	1,136,188	1,095,289	+	3.7
Medical System	436,187	-		-
Industry and Others	731,704	584,660	+	25.2
Eliminations	(89,992)	(86,281)		—

Total	4,080,015	3,401,487	+	19.9

	Millions of yen
Sales by region	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)
Japan	884,828	706,979	+	25.2
Overseas:
Americas	1,107,515	963,544	+	14.9
Europe	1,028,415	913,523	+	12.6
Asia and Oceania	1,059,257	817,441	+	29.6

	3,195,187	2,694,508	+	18.6

Total	4,080,015	3,401,487	+	19.9

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the year ended December 31, 2016 were not restated since they were not material.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic x-ray systems / Computed tomography / Magnetic resonance imaging /

Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463

Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfers to legal reserve			1,269	(1,269)			-		-

Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)
Total comprehensive income (loss)							(19,747)	1,745	(18,002)

Repurchases and reissuance of treasury stock				(1)		(13)	(14)		(14)
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

Equity transactions with noncontrolling interests and other		1					1	(1)	-
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfers to legal reserve			321	(321)			-		-

Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207
Total comprehensive income (loss)							298,576	18,807	317,383

Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847
Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016
Cash flows from operating activities:
Consolidated net income	255,860	161,970
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	261,881	250,096
Loss on disposal of fixed assets	6,935	5,203
Impairment losses on goodwill	33,912	-
Gain on securities contributed to retirement benefit trust	(17,836)	-
Deferred income taxes	(17,603)	7,188
(Increase) decrease in trade receivables	3,563	(4,155)
Decrease in inventories	2,967	6,156
Increase in trade payables	4,951	56,844
Increase (decrease) in accrued income taxes	46,296	(16,456)
Increase (decrease) in accrued expenses	18,503	(5,256)
Increase in accrued (prepaid) pension and severance cost	522	5,489
Other, net	(9,394)	33,204

Net cash provided by operating activities	590,557	500,283
Cash flows from investing activities:
Purchases of fixed assets	(189,484)	(206,971)
Proceeds from sale of fixed assets	26,444	6,177
Purchases of available-for-sale securities	(2,220)	(84)
Proceeds from sale and maturity of available-for-sale securities	970	1,181
Decrease in time deposits, net	3,373	15,414
Acquisitions of businesses, net of cash acquired	(6,557)	(649,570)
Purchases of other investments	(928)	(4,460)
Other, net	3,392	1,188

Net cash used in investing activities	(165,010)	(837,125)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,570	610,552
Repayments of long-term debt	(126,578)	(856)
Increase (decrease) in short-term loans, net	5,628	(80,580)
Purchases of noncontrolling interests	-	(4,993)
Dividends paid	(162,887)	(163,810)
Repurchases and reissuance of treasury stock	(50,034)	(14)
Other, net	(8,163)	(4,607)

Net cash provided by (used in) financing activities	(340,464)	355,692
Effect of exchange rate changes on cash and cash equivalents	6,538	(22,270)

Net change in cash and cash equivalents	91,621	(3,420)
Cash and cash equivalents at beginning of year	630,193	633,613

Cash and cash equivalents at end of year	721,814	630,193

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2016	Change(%)
Office
Net sales:
External customers	492,594	484,656	+	1.6
Intersegment	605	1,194	-	49.3

Total	493,199	485,850	+	1.5

Operating cost and expenses	465,909	437,225	+	6.6

Operating profit	27,290	48,625	-	43.9

Imaging System
Net sales:
External customers	340,738	324,455	+	5.0
Intersegment	182	287	-	36.6

Total	340,920	324,742	+	5.0

Operating cost and expenses	281,899	273,040	+	3.2

Operating profit	59,021	51,702	+	14.2

Medical System
Net sales:
External customers	103,508	-		-
Intersegment	174	-		-

Total	103,682	-		-

Operating cost and expenses	98,742	-		-

Operating profit	4,940	-		-

Industry and Others
Net sales:
External customers	183,451	156,062	+	17.6
Intersegment	21,833	19,572	+	11.6

Total	205,284	175,634	+	16.9

Operating cost and expenses	189,183	172,472	+	9.7

Operating profit	16,101	3,162	+	409.2

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(22,794)	(21,053)		-

Total	(22,794)	(21,053)		-

Operating cost and expenses	5,522	2,268		-

Operating profit	(28,316)	(23,321)		-

Consolidated
Net sales:
External customers	1,120,291	965,173	+	16.1
Intersegment	-	-		-

Total	1,120,291	965,173	+	16.1

Operating cost and expenses	1,041,255	885,005	+	17.7

Operating profit	79,036	80,168	-	1.4

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the three months ended December 31, 2016 were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the fourth quarter of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

Reconciliation from Operating profit to Adjusted operating profit

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2016
Office
Operating profit	27,290	48,625
Impairment losses on goodwill	33,912	-

Adjusted operating profit	61,202	48,625

Consolidated
Operating profit	79,036	80,168
Impairment losses on goodwill	33,912	-

Adjusted operating profit	112,948	80,168

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016	Change(%)
Office
Net sales:
External customers	1,863,688	1,804,862	+	3.3
Intersegment	2,240	2,957	-	24.2

Total	1,865,928	1,807,819	+	3.2

Operating cost and expenses	1,685,280	1,638,333	+	2.9

Operating profit	180,648	169,486	+	6.6

Total assets	962,006	961,749	+	0.0
Depreciation and amortization	74,377	78,319	-	5.0
Capital expenditures	47,653	72,189	-	34.0

Imaging System
Net sales:
External customers	1,135,584	1,094,291	+	3.8
Intersegment	604	998	-	39.5

Total	1,136,188	1,095,289	+	3.7

Operating cost and expenses	960,275	950,876	+	1.0

Operating profit	175,913	144,413	+	21.8

Total assets	387,088	391,661	-	1.2
Depreciation and amortization	41,695	47,386	-	12.0
Capital expenditures	28,508	25,564	+	11.5

Medical System
Net sales:
External customers	434,985	-		-
Intersegment	1,202	-		-

Total	436,187	-		-

Operating cost and expenses	413,682	-		-

Operating profit	22,505	-		-

Total assets	238,824	204,755	+	16.6
Depreciation and amortization	5,212	-		-
Capital expenditures	8,963	-		-

Industry and Others
Net sales:
External customers	645,758	502,334	+	28.6
Intersegment	85,946	82,326	+	4.4

Total	731,704	584,660	+	25.2

Operating cost and expenses	674,916	577,212	+	16.9

Operating profit	56,788	7,448	+	662.5

Total assets	360,271	340,455	+	5.8
Depreciation and amortization	37,705	41,053	-	8.2
Capital expenditures	15,736	29,346	-	46.4

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(89,992)	(86,281)		-

Total	(89,992)	(86,281)		-

Operating cost and expenses	14,383	6,200		-

Operating profit	(104,375)	(92,481)		-

Total assets	3,250,102	3,239,909	+	0.3
Depreciation and amortization	102,892	83,338	+	23.5
Capital expenditures	80,529	81,280	-	0.9

Consolidated
Net sales:
External customers	4,080,015	3,401,487	+	19.9
Intersegment	-	-		-

Total	4,080,015	3,401,487	+	19.9

Operating cost and expenses	3,748,536	3,172,621	+	18.2

Operating profit	331,479	228,866	+	44.8

Total assets	5,198,291	5,138,529	+	1.2
Depreciation and amortization	261,881	250,096	+	4.7
Capital expenditures	181,389	208,379	-	13.0

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Total assets as of December 31, 2016 have been restated to comply with this change. Operating results for the year ended December 31, 2016, however, were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the year ended December 31, 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Reconciliation from Operating profit to Adjusted operating profit

	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016
Office
Operating profit	180,648	169,486
Impairment losses on goodwill	33,912	-

Adjusted operating profit	214,560	169,486

Consolidated
Operating profit	331,479	228,866
Impairment losses on goodwill	33,912	-

Adjusted operating profit	365,391	228,866

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In January 2017, the Financial Accounting Standards Board issued an amendment which eliminates the second step from the impairment test of goodwill. This amendment requires the entity to recognize an impairment charge for the amount by which the carrying amount exceeds the fair value of reporting unit; however, the impairment charge is limited to the amount of goodwill allocated to that reporting unit. Canon early adopted this amended guidance from the impairment test performed after January 1, 2017.

9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2017	Year ended December 31, 2016
Net income attributable to Canon Inc.
-Basic	241,923	150,650
-Diluted	241,923	150,650

	Number of shares
Average common shares outstanding
-Basic	1,085,439,370	1,092,070,680
-Diluted	1,085,439,370	1,092,070,680

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	222.88	137.95
-Diluted	222.88	137.95

(2) SUBSEQUENT EVENT

There	is no significant subsequent event.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Canon has decided to discontinue the disclosure of the below items in this report from this quarter. The information will be disclosed in such other reports as Form 20-F for the year ended December 31, 2017.

-Non-Consolidated Results

-Non-Consolidated Results in Operating Results and Financial Conditions

-Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year in Operating Results and Financial Conditions

-Group Position

-Management Policy

-Group Position in Basis of Presentation and Significant Accounting Policies

-Notes to Consolidated Financial Statements except for Net Income Attributable to Canon Inc. Shareholders per Share and Subsequent

Event

-Note for non-GAAP Financial Measures (Free cash flow)

-Non-Consolidated Financial Statements

In addition, Canon has decided to discontinue the distribution of its “Supplementary Report” within this report. The information will be available in Financial Results and Presentation Materials for fiscal year 2017 on Canon’s website.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 29, 2018

Audit & Supervisory Board Members

(1) Candidates for new Audit & Supervisory Board Member to be appointed

Masaaki Nakamura	(Managing Executive Officer, Group Executive of Public Affairs Headquarters)

Koichi Kashimoto	(Senior General Manager of The Dai-ichi Life Insurance Company, Limited. / Chief of Dai-ichi Life Holdings, Inc.)

(2) Audit & Supervisory Board Members to be retired

Makoto Araki
Kuniyoshi Kitamura

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1) New Executive Officers to be appointed

Effective date: April 1, 2018

Katsuyoshi Soma	(President of Fukushima Canon Inc.)

Masaki Omori	(Senior General Manager of Production Engineering Research Laboratory)

(2) Executive Officers to be retired

Effective date: March 31, 2018

Rokus van Iperen	(Senior Managing Executive Officer, President & CEO of Canon Europe Ltd. & Canon Europa N.V.)

Yasuhiro Tani	(Senior Managing Executive Officer, Group Executive of Digital System Technology Development Headquarters)

Hiroyuki Suematsu	(Managing Executive Officer, Group Executive of Corporate Planning Development Headquarters)

Effective date: March 29, 2018

Masaaki Nakamura	(Managing Executive Officer, Group Executive of Public Affairs Headquarters)